FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgrou

82-1711


03050117


FOSTER'S
GROUP
Inspiring Global Enjoyment

For your information as released to The Australian Stock Exchange.


SEC MAIL PROCESSING
RECEIVED
APR 15 2003
WASH. D.C.
207
SECTION

With Compliments Fosters Brewing




BERINGER BLASS
WINE ESTATES
EST 1876

3 April 2003

Beringer Blass expands its Australian luxury wine portfolio with T'Gallant acquisition

Beringer Blass Wines Estates (Beringer Blass), a global leader in premium wine and a major division of Foster's Group, announced today that its Asia Pacific Trade division has acquired T'Gallant Winemakers, an ultra-premium producer of Pinot Gris, Pinot Noir and Chardonnay. The price, which is not material, is subject to a confidentiality agreement with the vendor.

Located on the Mornington Peninsula, within one hour's drive of Melbourne, T'Gallant is the highest profile Pinot Gris producer in Australia, with listings in many leading restaurants in both Melbourne and Sydney.

Pinot Gris (or Pinot Grigio, the Italian name for the same variety) is a deep golden coloured white wine with rapidly growing niche appeal in the high-end, on-premise market. The variety is best suited to cool climate viticulture.

"T'Gallant will broaden our premium regional wine portfolio, providing us with our first Pinot Gris and our first offering from the increasingly popular Mornington Peninsula region," said Jamie Odell, Managing Director Trade Asia Pacific. "This will benefit our on-premise exposure, which is a key growth opportunity in itself and an important platform for brand building in general. It will also enhance our white wine portfolio and benefit our development in the wine tourism arena."

Kathleen Quealy and Kevin McCarthy, the husband-and-wife team who established T'Gallant in 1990, will continue as winemakers. The pair has a reputation in the Australian wine industry for developing wine styles in advance of consumer demand, while their use of avant-garde label designs by Ken Cato has also won favorable attention from the wine press, trade and consumers.

"Kathleen Quealy and Kevin McCarthy will continue to run T'Gallant as an independent, boutique operation, while benefiting from Beringer Blass's on-premise sales resources," said Jamie Odell.

dlw
4/21

The T'Gallant purchase includes the T'Gallant, TGQ and Cape Schanck brands, wine stocks, an eight hectare (20 acre) vineyard, a 700 tonne winery, and 350,000 litres of stainless and oak storage. It also includes the winery's two restaurants, the fine dining "La Baracca" restaurant and an outdoor café pizzeria, both adjacent to the T'Gallant cellar door.

With its range retailing from $16 to $49 at cellar door, T'Gallant achieved annual sales of approximately 15,000 cases in fiscal 2002, primarily to restaurants or cellar door clientele

The Mornington Peninsula has substantial sales and marketing advantages due to its proximity to Melbourne and its growing appeal as a tourism destination and lifestyle property choice.

Further Information

Media:
Rell Hannah, Corporate Affairs, Telephone 61 3 8626 3307 or 61 419 369 075

Analysts:
Domenic Panaccio, V-P Capital Markets, Telephone 61 3 9633 2641

www.beringerblass.com

Beringer Blass Wine Estates is the world's leading premium table wine group, with exceptional market depth across the key growth markets of Australia, North America, Europe and Asia Pacific. Beringer Blass ranks among the leading global wine companies by earnings and is unique in pursuing a multiple-channel global growth strategy. Its three channels encompass trade sales, consumer-direct sales and wine-related services. The business represents 60 per cent of the capital employed by Australian-listed premium beverage company Foster's Group.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/04/2003

TIME: 08:55:36

TO: FOSTER'S GROUP LIMITED

FAX NO: 03-9645-7226

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

BBWE expands its Aust luxury wine portfolio with TGallant

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**